Exhibit 99.1

Incannex Healthcare Limited ABN 93 093 635 246 Level 39, Rialto South Tower 525 Collins Street Melbourne VIC 3000

Changes to Company Capital

Incannex Healthcare Limited (“the Company”) wishes to advise two changes to its securities on issue.

1.	Release of Escrow Securities

The Company wishes to advise the securities below have now been released from escrow.

	Date of Release	Number	Security Type/Description	Rationale for issue
1.	30/06/2023	3,784,204	IHL ordinary shares	Executive remuneration package ***
2.	01/07/2023	533,333	IHL ordinary shares	Employee remuneration package

***These securities are held by:

a.	the CEO and Managing Director of the Company – Joel Latham; and

b.	the Chairman of the Board of Directors – Troy Valentine,

and on 30th June 2023, Mr Latham and Mr Valentine completed the vesting period required for the securities listed.

Appendix 3Ys for Mr Latham and Mr Valentine are herewith attached.

The release of this announcement has been approved for issue by the Company Secretary.

For further details on the announcement, interested parties should contact:

Mr Madhukar Bhalla

COMPANY SECRETARY

P: +61 (0)417 935 552

E: madhu@incannex.com.au

Appendix 3Y

Change of Director’s Interest Notice

 Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	INCANNEX HEALTHCARE LIMTIED
ABN	93 096 635 246

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Joel Latham
Date of last notice	6 June 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	30 June 2023
No. and class of securities held prior to change

●      18,097,541 IHL ordinary shares

●      2,850,872 IHL ordinary shares escrowed until 30.06.2023

●      1,866,667 IHL ordinary shares escrowed until 30.06.2024

●      933,334 IHL ordinary shares escrowed until 30.06.2025

●      1,500,000 unlisted $0.05 options expiring 30.06.2025

●      750,000 unlisted $0.05 options expiring 30.06.2026

●      750,000 unlisted $0.05 options expiring 30.06.2026 (ESC)

●      1,500,000 unlisted $0.05 options expiring 30.06.2027 (ESC)

●      1,866,666 unlisted $0.26 options expiring 01.05.2025

●      1,866,666 unlisted $0.31 options – vesting 30.06.2023 and expiring 01.05.2026

●      1,866,668 unlisted $0.35 options– vesting 30.06.2024 and expiring 01.05.2027

●      1,583,227 unlisted $0.025 options expiring on 30 April 2026

Number acquired	2,850,872 IHL ordinary shares released from escrow.

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change

●      20,948,413 IHL ordinary shares

●      1,866,667 IHL ordinary shares escrowed until 30.06.2024

●      933,334 IHL ordinary shares escrowed until 30.06.2025

●      1,500,000 unlisted $0.05 options expiring 30.06.2025

●      750,000 unlisted $0.05 options expiring 30.06.2026

●      750,000 unlisted $0.05 options expiring 30.06.2026 (ESC)

●      1,500,000 unlisted $0.05 options expiring 30.06.2027 (ESC)

●      1,866,666 unlisted $0.26 options expiring 01.05.2025

●      1,866,666 unlisted $0.31 options – vesting 30.06.2023 and expiring 01.05.2026

●      1,866,668 unlisted $0.35 options– vesting 30.06.2024 and expiring 01.05.2027

●      1,583,227 unlisted $0.025 options expiring on 30 April 2026

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares escrowed until 30 June 2023 released.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y
Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	INCANNEX HEALTHCARE LIMTIED
ABN	93 096 635 246

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Troy Valentine
Date of last notice	6 June 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	See notes below
Date of change	30 June 2023
No. and class of securities held prior to change	● 36, 651 198 IHL Ordinary Shares ● 2,800,000 Options with various exercise prices, vesting dates and expiry dates.

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number acquired	933,332 IHL ordinary shares released from escrow.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	● 36, 651 198 IHL Ordinary Shares ● 2,800,000 Options with various exercise prices, vesting dates and expiry dates.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	933,332 Shares escrowed until 30 June 2023 have been released.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No.
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Notes – Direct & Indirect Interests

(a) Description of entities/relationships:

1.	Troy Valentine is:

a.	A beneficiary of the GFCR Investments Trust, the FT Family Trust, and the Troy R Valentine Superfund;

b.	A director of Tranaj Nominees Pty Ltd, Valplan Pty Ltd, Alignment Capital Pty Ltd and Cityside Pty Ltd

c.	100% shareholder in Cityside Pty Ltd (ACN 112 375 354)(“Cityside”)

d.	50% shareholder in Alignment Capital Pty Ltd (ACN 167 124 754)(“Alignment”)

2.	Ekirtson Nominees Pty Ltd (ACN 137 521 825) is trustee for the GFCR Investments Trust (“Ekirtson”)

3.	Tranaj Nominees Pty Ltd (ACN 137 521 843) is trustee of the FT Family Trust (“Tranaj”)

4.	Valplan Pty Ltd (ACCN 135 269 169) is trustee of the Troy R Valentine Family Superfund (“Valplan”)

(b) Table 1 – holdings before changes

	IHL Ordinary Shares		IHL Options
Troy Valentine	2,925,000	^	2,994,999	^^
Ekirtson *	2,875,000		191,667
Tranaj *	10,216,950		681,130
Valplan	3,000,000		200,000
Alignment *	13,194,248		879,617
Cityside	4,440,000		296,000
TOTAL	36,651,198		5,243,413

(c) Table 2 – holdings after changes

	IHL Ordinary Shares		IHL Options
Troy Valentine	2,925,000	^*	2,994,999	^^
Ekirtson *	2,875,000		191,667
Tranaj *	10,216,950		681,130
Valplan	3,000,000		200,000
Alignment *	13,194,248		879,617
Cityside	4,440,000		296,000
TOTAL	36,651,198		5,243,413

*	Mr Valentine is not the sole beneficiary of these entities.
^	Of these 2,333,334 Securities issued to KMP as part of remuneration package for FY 21 and 22, subsequent to Shareholder Approval obtained at the General Meeting of the Company on 09 June 2022; with vesting dates as per details in the Notice of Meeting dated 12 May 2022. 466,666 Shares have already vested.
^^

Securities issued to KMP as part of remuneration package for FY 21 and 22, subsequent to Shareholder Approval obtained at the General Meeting of the Company on 09 June 2022; with vesting dates as per details in the Notice of Meeting dated 12 May 2022.

*	933,332 Shares escrowed until 30 June 2023 have been released.

+	See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3